UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D/A

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(a) and Amendments Thereto Filed

Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 19)*

Republic First Bancorp, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

760416107

(CUSIP Number)

George E. Norcross, III

350 Royal Palm Way, Suite 500

Palm Beach, Florida 33480

(561) 500-4600

With a Copy to:

H. Rodgin Cohen

Mitchell S. Eitel

Sullivan & Cromwell LLP

125 Broad Street

New York, NY 10004

212-558-4000

(Name, address and telephone number of person authorized to receive notices and communications)

September 16, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 760416107	SCHEDULE 13D	Page 2 of 11

1	Names of Reporting Persons George E. Norcross, III
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☒ b. ☐
3	SEC Use Only
4	Source of Funds (See Instructions) PF
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 674,572
	8	Shared Voting Power 0
	9	Sole Dispositive Power 674,572
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 674,572(1)
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 1.1%(2)
14	Type of Reporting Person (See Instructions) IN

(1)

The Reporting Person is reporting on this Schedule 13D as a member of a “group” with the other Reporting Persons. The group beneficially owns 6,311,618 shares of Common Stock owned by all of the Reporting Persons in the aggregate, representing approximately 9.9% of the outstanding shares of Common Stock. See Item 5.

(2)

For purposes of calculating beneficial ownership percentages in this statement on Schedule 13D, the total number of shares of Common Stock outstanding as of June 15, 2022 is 63,753,722, as reported in the Issuer’s Information Statement, filed with the SEC on June 17, 2022.

CUSIP No. 760416107	SCHEDULE 13D	Page 3 of 11

1	Names of Reporting Persons Avery Conner Capital Trust
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☒ b. ☐
3	SEC Use Only
4	Source of Funds (See Instructions) AF, WC
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Florida

Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 4,724,662(3)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 4,724,662(3)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,724,662(1)
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 7.4%(2)
14	Type of Reporting Person (See Instructions) OO

(3)

4,724,662 shares of Common Stock held by the Avery Conner Capital Trust, of which Philip A. Norcross, Susan D. Hudson, Geoffrey B. Hudson and Rose M. Guida serve as Trustees and may be deemed to have shared beneficial ownership as Trustees.

CUSIP No. 760416107	SCHEDULE 13D	Page 4 of 11

1	Names of Reporting Persons Philip A. Norcross
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☒ b. ☐
3	SEC Use Only
4	Source of Funds (See Instructions) PF, OO See Item 3
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 450,000
	8	Shared Voting Power 4,724,662(3)
	9	Sole Dispositive Power 450,000
	10	Shared Dispositive Power 4,724,662(3)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,174,662(1),(3)
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 8.1%(2)
14	Type of Reporting Person (See Instructions) IN

CUSIP No. 760416107	SCHEDULE 13D	Page 5 of 11

1	Names of Reporting Persons Susan D. Hudson, in her capacity as a Trustee
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☒ b. ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO See Item 3
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 4,724,662(3)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 4,724,662(3)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,724,662(1), (3)
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 7.4%(2)
14	Type of Reporting Person (See Instructions) IN

CUSIP No. 760416107	SCHEDULE 13D	Page 6 of 11

1	Names of Reporting Persons Geoffrey B. Hudson, in his capacity as a Trustee
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☒ b. ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO See Item 3
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 4,724,662(3)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 4,724,662(3)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,724,662(1), (3)
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 7.4%(2)
14	Type of Reporting Person (See Instructions) IN

CUSIP No. 760416107	SCHEDULE 13D	Page 7 of 11

1	Names of Reporting Persons Rose M. Guida, in her capacity as a Trustee
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☒ b. ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO See Item 3
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 4,724,662(3)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 4,724,662(3)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,724,662(1), (3)
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 7.4%(2)
14	Type of Reporting Person (See Instructions) IN

CUSIP No. 760416107	SCHEDULE 13D/A	Page 8 of 11

1	Names of Reporting Persons Gregory B. Braca
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☒ b. ☐
3	SEC Use Only
4	Source of Funds (See Instructions) PF
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 462,384
	8	Shared Voting Power 0
	9	Sole Dispositive Power 462,384
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 462,384(1)
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 0.7%(2)
14	Type of Reporting Person (See Instructions) IN

CUSIP No. 760416107	SCHEDULE 13D/A	Page 9 of 11

This Amendment No. 19 (“Amendment No. 19”) amends the statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on January 31, 2022, as amended prior to the date of this Amendment No. 19 (the “Original Schedule 13D”) as specifically set forth herein (as so amended, the “Schedule 13D”). Except as provided herein, each Item of the Original Schedule 13D remains unchanged.

Item 4.	Purpose of the Transaction.

Item 4 of the Original Schedule 13D is hereby amended to delete the last paragraph thereof and add the following:

On September 16, 2022, the Group delivered a letter to the Board (the “September 16 Letter”), the text of which is set forth below:

Dear Directors,

As holders of approximately 9.9% of the common stock of Republic First Bancorp, Inc. (“Company”), we read with interest the announcement Thursday morning that the Company’s Board has formed a Strategic Review Committee and begun a process to explore inquiries from potential interested parties. As you know, we are one of those parties who are already actively engaged and are making this disclosure as a Schedule 13D filer in response to the announcement.

We applaud the effort and appreciate the Board finally moving forward in a more definitive direction after months of needless delay as all of the shareholders have incurred significant damage as a result of the stock price declining since the departure of the prior chairman; a trend that continued until the recent announcement. Over the last eight months, we communicated many times with the Board regarding a number of critical items, including insider transactions, lack of transparency and leadership, strategic investment errors and dysfunctional management. That said, much work still remains for the Company and its board, including the need to regain compliance with NASDAQ listing requirements by completing and filing long overdue financial reports. We have also reached out to the Board with respect to our ideas and thoughts as to the future of the Company. We look forward to hopefully now participating in an expedient, fair and transparent process consistent with the ideas and thoughts we have previously set forth.

At this time, we want to bring to the Board’s attention some recent actions taken by Company management. Specifically, more than a month after action was taken, the Company recently announced that it granted the Interim Chief Executive Officer a financial incentive and golden parachute package that would result in him receiving millions of dollars at the expense of the shareholders if certain transactions, like a sale of the Company, were to occur. Just a few days later, the Company announced the creation of the Strategic Review Committee. We are deeply concerned the market may have been misled by the expectations you have created by these announcements. We believe that a financially attractive proposal from a strategic acquirer is unlikely given the financial position of the Company, and continue to believe a strategic proposal along the lines we have laid in out in prior communications is the better alternative for the Company to pursue for the benefit of the shareholders.

Again, a distressed fire sale of the Company at this time is not in the best interests of the shareholders, particularly taking into account the ill-advised and ill-timed decisions with the respect to the Company’s investment portfolio, which, based on the information in the bank’s two most recently filed call reports, has potential losses that we believe could be as high as $200 million. No prudent decision maker would sell an asset like the Company under distress when viable and meaningful alternatives are before them. Instead, we believe the better alternative is to invest in the Company and fix its business model along the lines we described under the leadership of Gregory Braca, one of the leading bankers in the country today who is intimately familiar with the PA/NY/NJ market area.

Finally, rest assured that we as one of the largest shareholders of the Company, along with many of our fellow shareholders who have contacted us, will be carefully watching the Company’s actions during this process. We are open to any constructive ideas or dialogue as we move forward, but will not tolerate any action by the Company that does not maximize long term value for all of the Company’s shareholders. On this issue, our interests should all be in total alignment.

Very truly yours,

George E. Norcross, III

Gregory Braca

Philip A. Norcross

CUSIP No. 760416107	SCHEDULE 13D/A	Page 10 of 11

The Reporting Persons cannot predict the Issuer’s response to the September 16 Letter, or any meetings, letters or any other proposal, and there can be no assurances as to what further actions will be taken by the Reporting Persons and whether or when the Reporting Persons may develop any specific proposals to make to the Issuer, which may be made alone or with other persons, and how such actions will be taken or proposals made. The Reporting Persons may engage in discussions with management, the Board, shareholders or other persons regarding a variety of matters, including a potential transaction involving the Issuer, which may include the acquisition of Common Stock by the Group, whether through open market or privately negotiated transactions, or by merger, tender offer, or similar transaction, or the sale of any or all of the Issuer’s securities it may hold at any time, and certain governance matters, including the appointment of a Chief Executive Officer of the Issuer, which may include Gregory B. Braca or another qualified candidate. Each Reporting Person reserves the right to take actions, including those that relate to or could result in any of the matters set forth in clauses (a) through (j) of Item 4 of Schedule 13D, other than as described in this Item 4.

CUSIP No. 760416107	SCHEDULE 13D/A	Page 11 of 11

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: September 16, 2022

George E. Norcross, III

By:	/s/ George E. Norcross, III

Avery Conner Capital Trust

By:	/s/ Philip A. Norcross
Name:	Philip A. Norcross
Title:	Trustee

Philip A. Norcross

By:	/s/ Philip A. Norcross

Susan D. Hudson

By:	/s/ Susan D. Hudson

Geoffrey B. Hudson

By:	/s/ Geoffrey B. Hudson

Rose M. Guida

By:	/s/ Rose M. Guida

Gregory B. Braca

By:	/s/ Gregory B. Braca